July 2, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549-3561
Attn: David R. Humphrey


Re:   Logistical Support, Inc.
      Form 10-KSB for fiscal year ended December 31, 2006
      Filed April 2, 2007
      File No. 0-50222

Ladies and Gentlemen:

      On behalf of Logistical Support, Inc., we enclose herewith Amendment No. 1 to Form 10-KSB amending the Form 10-KSB initially filed on April 2, 2007.

      The Staff provided comments to the Form 10-KSB by letter dated June 29, 2007, a copy of which has been attached for your reference. To facilitate your review of the amended Form 10-KSB, we have included below each of the Staff's comments, followed by a summary of the Company's response. For ease of reference, the paragraphs in the discussion below correspond to the numbering of the paragraphs of the Staff's letter of June 29, 2007. We have also included a marked copy of Form 10-KSB so you can more easily identify the changes made to filing.

FORM 10-KSB (Fiscal Year Ended December 31, 2006)

Note 2. Due From Officers/Affiliates, Pages F-14

      1. We have reviewed your proposed disclosures to be included in the amended December 31, 2006 Annual Report on Form 10-KSB, in response to prior comments 2 and 3. Please consider providing a summary table that enhances your narrative disclosures. For example, from Exhibit 1 included with supplemental letter dated June 4, 2007 and the amounts disclosed in the proposed amendment, a summary table could be presented as follows:


                                               BALANCE                                                BALANCE
                                             12/31/2005        ADDITIONS        SUBTRACTIONS        12/31/2006
Harry Lebovitz controlled/affiliated
entities                                  $       587,254     $    25,800     $       (113,968)    $    499,086

  Less:  Allowance for Losses                    (587,254)        (25,800)                  --         (613,054)
                                          ---------------     -----------     ----------------     ------------
  Net receivable/(payable)                $            --     $        --     $       (113,968)    $   (113,968)
                                          ---------------     -----------     ----------------     ------------

Other Affiliated Entities                 $       228,275         none               none          $    228,275

  Less:  Allowance for Losses                          --         none               none                    --
                                          ---------------                                          ------------
  Net receivable from other affiliates    $       228,275                                          $    228,275
                                          ---------------                                          ------------
Net Amount shown on Balance Sheet         $       228,275                                          $    114,307
                                          ===============                                          ============


            Response: We updated Note 2 to include the above table as to enhance the narrative disclosure.

      2. Further, please expand your narrative discussion to disclose the reason why you believe the $228,275 balance from Other Affiliated Entities is reasonably assured of being collected.

            Response: We have updated Note 2 to disclose the reasons why we believe the $228,275 due form related parties is collectible.

      We acknowledge that:

            o We are responsible for the adequacy and accuracy of the disclosures in our filings with the Commission.

            o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

            o We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,


Bruce Littell
Chairman and Chief Executive Officer